Filed by Oi S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Oi S.A.

Commission File No.: 001-15256

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY OI S.A. RELATING TO THE PROPOSED MERGER OF SHARES (INCORPORAÇÃO DE AÇÕES) BETWEEN TELEMAR PARTICIPAÇÕES S.A. (“TMARPART”) AND OI S.A. (“OI”).

Additional Information and Where to Find It:

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which distribution of an offering document or such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

This communication contains information with respect to the proposed merger of shares (incorporação de ações) between TmarPart and Oi.

In connection with the proposed merger of shares between TmarPart and Oi, TmarPart plans to file with the SEC (1) a registration statement on Form F-4, containing a prospectus which will be mailed to shareholders of Oi (other than non-U.S. persons as defined in applicable rules of the SEC), and (2) other documents regarding the proposed merger of shares.

We urge investors and security holders to carefully read the relevant prospectus and other relevant materials when they become available as they will contain important information about the proposed merger of shares.

Investors and security holders will be able to obtain the documents filed with the SEC regarding the proposed mergers, when available, free of charge on the Commission’s website at www.sec.gov or from TmarPart or Oi.

Special Note Regarding Forward-Looking Statements:

This communication contains certain forward-looking statements. Statements that are not historical facts, including statements regarding the beliefs and expectations of TmarPart or Oi, business strategies, future synergies and cost savings, future costs and future liquidity are forward-looking statements. The words “will,” “may,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “plans,” “targets,” “goal” and similar expressions, as they relate to TmarPart or Oi, are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current views of management TmarPart or Oi and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to TmarPart or Oi or their affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made. Except as required under the U.S. federal securities laws and the rules and regulations of the SEC or of regulatory authorities in other applicable jurisdictions TmarPart, Oi and their affiliates do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures TmarPart or Oi make on related subjects in reports and communications TmarPart or Oi file with the SEC.

EXHIBIT INDEX

Exhibit Number	Description of Document

1	Presentation Accompanying Third Quarter 2014 Earnings Release Call on November 13, 2014.

Rio de Janeiro, November 13, 2014 3Q14 RESULTS Exhibit A

Oi S.A. |
IMPORTANT NOTICE

This release contains forward-looking statements, according to the U.S. Private Securities
Litigation Reform Act of 1995. Statements that are not historical facts, including statements about perspectives and expectations, are forward-looking statements.
The words "anticipates", "believes", "estimates", "expects", "forecasts", "intends",
"plans", and similar terms, when related to the Company or its management, indicate forward-looking statements. These statements reflect the current view of management and are subject to various risks and uncertainties. These statements are based on various assumptions and factors, including general economic, market, industry, and operational factors. Any changes to these assumptions or factors may lead to practical results different from current expectations. Excessive reliance should not be placed on those statements.
Forward-looking statements relate only to the date they are made, and the Company is not obligated to update them as new information or future developments arise.

Oi S.A. |
METHODOLOGY

Full consolidation of Oi with all subsidiaries of PT Portugal that were included in Oi following the capital increase.
Oi’s results included in this proforma consolidation are consistent with those historically presented by Oi in the same periods.
The results of PT Portugal’s companies have been included in the consolidated financial statements of Portugal
Telecom as of May 5
th
, adjusted by the following:
The effect of the consolidation of Unitel under the equity method was excluded, since the company now understands that has no significant influence over this subsidiary, thus not applying the equity method on this investment.
The results are presented in line with the Brazilian format, which are different from the presented in Portugal, mainly due to the following aspects:
– Total operational revenues previously presented by Portugal Telecom included services, sales and other operational revenues, while from a report standpoint in Brazil it only includes services and sales.
– Total operational revenues previously presented by Portugal Telecom included services, sales and other operational revenues, while from a report standpoint in Brazil it only includes services and sales.
– For the calculation of the Routine EBITDA, there was an adjustment related to the following significant effects identified in 2013: gain with a concession agreement, gain with AG/LF dividends, gain with the disposal of CTM and curtailment costs.

Oi S.A. |
IN ORDER TO MAXIMIZE SHAREHOLDER VALUE WE WILL PURSUE
FOUR PRIORITIES
Improve our balance sheet profile
Move our corporate governance standards to the highest
levels in Brazil
Be a protagonist in consolidation to enhance value for all
shareholders
Continue the turnaround with better COPEX control and
commitment to reduce cash burn going forward
3 Oi S.A. |

Oi S.A. | 4 THIRD QUARTER FINANCIAL REVIEW * * * * * *

Oi S.A. |
REVENUES HAVE SLOWED DOWN AS A RESULT OF THE WEAK GROSS ADDS OF
THE FIRST NINE MONTHS…BUT WE ARE NOW SEEING SIGNS OF IMPROVEMENT
5
Residential
% y.o.y
Broadband net adds
Thousands
Mobile net adds
Thousands
Customer Revenues
Personal mobility customer revenues
% y.o.y
359
473
419
389
441
3Q14 4Q13 2Q14 3Q13 1Q14
4Q13 3Q14 2Q14
-4.4
-2.3
1Q14
-0.1
0.6
3Q13
3.0
3Q13 3Q14 2Q14
3.4
7.5
1Q14
3.6
4Q13
6.5
-2.0
-27
-9
19
40
-78
146
58
-1
-80
9
TV net adds
Thousands
90
68
46
32
12
2
1
-29
Sep Aug Jul Oct

Oi S.A. |
A SUCCESSFUL TV OFFER WILL PULL BROADBAND GROWTH AND PROTECT
FIXED LINE
6
MEO Oi
• Tiered pricing to enhance 3P
formation
• Local Globo HD in over 2 thousand
municipalities
• Entry level offer with +18 HD
channels
Aug 14
+27pp
Aug 13
Share of TV net adds
%
Churn (3P vs stand-alone)
%
Pay-TV customers
Thousand. PT Portugal
Net adds Residential RGUs
%. PT Portugal
TV
Fixed line
-46%
-52%
830
1,315
3Q14
1,354
1,223
+63%
2010 2012 2011 2013
1,042
-6
-8
18
4
19
12
2Q14 1Q14 3Q14 4Q13 3Q13
TV
BB
Fixed lines
TV customers
penetration in
unique
customers
52%

Oi S.A. | CONVERGENCE IS A GREAT OPPORTUNITY FOR OI’S WIRELESS BUSINESS 7 1 Include data cards for M5O

Oi S.A. |
B2B TRANSFORMATION THROUGH CONVERGENCE AND PENETRATION
OF NEW REVENUE DRIVERS IS ON TRACK
8
SME - Convergence Corporate – Share of wallet and data
Weight of mobile net adds
%
Convergent customer penetration
%
83
55
45
Customer base
Oi
1P
Customer base
PT
100 100
17
Convergent
Non-voice revenues
% of Corporate revenues
69
59
56
+3pp
3Q14 3Q13
50%
67%
1P
3Q14
3%
3Q13 2Q14
1 As of 1Q14
Non-traditional services
Indexed. # of contracts
133%
3Q14 2Q14
Cloud ICT DC
Oi
Conver-
gent
1
4Q13
PT

Oi S.A. |
WE ARE ACCELERATING ALL OUR EFFORTS ON REDUCING OPEX
9
Brazil EBITDA
R$ million
1 Routine
2 COGS / Marketing / Other commercial
3 After monetization
Stabilization period for
transformation programs
– Deployment of new workforce
management tool
– Remodeling sales channels
and commissioning policy
– Reshaping offers and credit
policy
Rio Forte event impacted business
focus
Technical recession of Brazilian
economy (GDP drop of -0.2% in
1Q14 and -0.6% in 2Q14)
MTR cuts (-25% in 2014 and -
33% in 2015) with impact on VC
tariffs
Brazil EBITDA
R$ million
1.966
3Q13 1Q14 4Q13
1.999
1.640
1.710
3Q14
1.573
2Q14
Net service
margin
-167
3Q13
1,966
Asset
rental
Other
-20%
Commer-
cial costs²
3Q14
1,573
35
-130
-131
1
1

Oi S.A. |
Capex control was not sufficient to offset the EBITDA performance

Proforma CAPEX
R$ million
706
898
3Q14
-21%
3Q13
Proforma EBITDA¹
minus CAPEX
R$ million
332
47
1,670
-14%
3Q14
1,431
3Q13
1,540
69
192
1,941
1 Routine
Brazil Portugal Other
• Rationalization of suppliers
• Renegotiation of contracts
• “Pay As You Go” model (Users and Capacity)
• Focus on network TCO optimization
• RAN Sharing is one more step in rationalizing the common
infrastructure. This initiative will be completely transparent to the user perception, not interfering in the relationship
between user and operator.
• FTTH agreement in Portugal with Vodafone allowed for
FTTH footprint expansion without investment
• Boosting 3G coverage, using existing 2G sites
• Expansion of offload WiFi capacity
• Leverage multiple play with DTH based HDTV services
• Increasing sharing synergies:  infrastructure (Fiber swap), TV network (DTH over PON)
• Increase profitability of 3G Network by decreasing non-paid data traffic
Relationship with suppliers
Infrastructure sharing
Extracting network synergies

Oi S.A. |
WE ARE COMMITTED TO REDUCING CASH BURN

Change in Net debt
R$ million
+R$ 3.1 Bn
3Q14
914
30,416
2,497
Financial
results
-7,956
-2,285
-3,304
47,799
111
OCF 3G
licences
458
Non-
core
assets
Others Others
FCF
2,763
2,906
21,277
PT shares
market
value
PT debt
44,680
Rio
Forte
investments
Capital
increase
1 Others: Debt of assets for sale (83); FX impact (28) 2 OCF: -EBITDA (6,302) + CAPEX (4,453) + Delta WCR (-436)
3 Others FCF: Judicial deposits (807), Fistel / Bonus (782), Others (908)
Note: Figures based on statutory accounts consolidating PT Portugal (“PT assets”) as from May 2014
2
9M2013
+R$3.6 Bn
4Q13
reported
3
1

Oi S.A. | 12 Continuing the turnaround and improving cash flow * * * * *

Oi S.A. | 13
Product &
Commercial
Operations
IT/
Engineering
Organization
•
Focus on net adds (multiplay)
•
Capture Oi TV price premium
•
Increase commercial productivity (and level of B2B
outsourcing)
•
Continue Field force productivity and quality gains
•
Capture back office efficiency
•
Reduction of IT applications
•
Reduce costs of Oi Data Centers
•
Capture OPEX savings from network sharing
•
Adjust pricing of 3d party suppliers
•
Adjust SLA in accordance to customer expectations
Key strategic levers
Customer
Care
•
Organization simplification (whilst accelerating
decision making process)
Others
Improvement
in EBITDA
minus Capex
2015 in a
range of
R$1.2 – 1.8bn
Judicial costs and legal contention
COPEX REDUCTION WILL ACCELERATE AT OI

Oi S.A. |
THE OPERATIONAL TRANSFORMATION IS ALREADY UNDERWAY TO
DELIVER COST REDUCTION
14
Sep-14
~10%
Base
Field force productivity
Productivity.  activities/technician/day
Commercial productivity
Stores/Franchises. RGUs/month/salesperson
~15%
2014 2013
Total
28%
To be
maintained
10%
100%
Total applications
% of applications
Traffic Users
High
Consumption cap
more rational use of
network and
executed CAPEX
and QoS
improvement
Increase of commercial productivity Transformation of field operations
Optimization of IT applications Optimization of mobile network usage (FUP)
Consumption of mobile data
indexed
users
62%
Termi-
nated
To be discon-
tinued

Oi S.A. |
PORTUGUESE TRENDS ARE IMPROVING

M4O customers
Million
3P market share
% vs. main competitor
Sep 14
2.9
2.1
May 14 Nov 13
0.0
Jan 13
1.3
56
53
52
49
3Q12 4Q11 3Q13 3Q14
36% are new
customer to
MEO
Revenues
% y.o.y – as reported by PT
Portugal
EBITDA minus Capex
Euro million. As reported by PT
Portugal
194
165
3Q13
18%
3Q14
3Q14
-3.3
1Q12
-5.2
-2.5
-3.0
OPEX
Euro million. As reported by PT
Portugal
361
367
-2%
3Q14 3Q13
Oper Revenues
Consumer

Oi S.A. | 16 IMPROVE BALANCE SHEET PROFILE * * * * * *

Oi S.A. |
WE HAVE A SOLID LIQUIDITY POSITION AND LOW FUNDING REQUIREMENTS
up to the beginning of 2016
17
Liquidity
R$ million. Sept 2014
Gross debt amortization schedule
R$ million. Sept 2014
Average debt maturity: 4.0 years
940
701
200
Commercial
papers
BNDES
3,805
Liquidity
position
Revol.
in R$
ECAs in
USD/EUR
Revol. in
USD/EUR
4,927
12,281
1,708
Cash
6,109
9,628
2019
onwards
2017 2018
2,560
2015
4,865
7,958
2016 2014
-3,805
Gross
debt
Net
debt
Cash
51,604
47,799
20,484
Gross debt/
EBITDA¹
3.76x
1 LTM reported EBITDA
3.79x
3Q14 2Q14

Oi S.A. | 18
WE WILL SELL ASSETS TO STRENGTHEN OUR FINANCIAL FLEXIBILITY; ANY
AND ALL DEALS WILL HAVE THE AIM OF Maximizing SHAREHOLDER VALUE
Future Options Asset monetization
Mobile towers
Real estate
Globenet
Mobile towers
4Q14
Transaction
value (R$ bi)
Impact of
disposals on
EBITDA (R$ bi)
5.3 3.0
Full year routine impact in EBITDA of
R$650 million
(excl. mobile towers disposal in 4Q14)
Divestment of Oi’s stake in Africatel
Proposals received for PT Portugal
–
Altice S.A.: €7,025 billion EV
–
Apax and Bain: €7,075 billion EV
1.2 1.0

Oi S.A. |
WE ARE COMMITTED TO IMPROVING CORPORATE GOVERNANCE AT OI
Commitment to migrate to Novo Mercado
CVM approval for the exchange,
between Oi and PT SGPS
Listing in Bovespa
(Novo Mercado), NYSE and
Euronext Lisbon
CorpCo share
registration at SEC
Extraordinary Shareholder
Meeting to approve the merger
of Oi into CorpCo
1Q15
Delayed due to:
• Qualified opinion on 2Q14 financials
• CVM approval of exchange
• SEC approvals
19
Delayed due to:
• Qualified opinion on 2Q14 financials
• CVM approval of exchange
• SEC approvals

Oi S.A. |
CURRENT MARKET STRUCTURE OF BRAZIL IS UNBALANCED AND
UNSUSTAINABLE, demanding market consolidation
20
27
64
52
49
46
5
78
Brazil
LATAM (ex Brazil)
Africa & ME
Asia-Pacific
China
India
Ø 46
Russia
CAPEX for access
USD per inhabitant / access
High Capex per access related to
Brazil’s geographic dispersion and
continental dimension
Strong investment requirements
Market share
% customers 2Q14
Unbalanced market shares
SOURCE: Yankee Group, 2Q2014; Ovum, Jan2014; WWM, Merrill Lynch Global Wireless
Matrix, 2Q2014;
AMX
25.4
TEF /
GVT
25.1
TIM
29.2
Sky Oi
19.9
0.5
30.5
31.8
26.6
5.0
29.2
53.3
8.0
Pay-TV
Fixed
broad-
band
Pre-paid
mobile
SOURCE: Teleco

Rio de Janeiro, November 13, 2014 3Q14 RESULTS